December 5, 2006

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE: Books-A-Million, Inc. Form 10-K for the fiscal year ended January 28, 2006, File No. 000-20664

Dear Mr. Moran:

Set forth below is the response by Books-A-Million, Inc. (the “Company”) to the following additional comment made by the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced Form 10-K set forth in your letter dated November 9, 2006 (the “Comment Letter”). Included below is the additional comment from the Comment Letter followed by our response.

FORM 10-K FOR THE YEAR ENDED JANUARY 28, 2006

2006 Annual Report

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 18

1.We note your response to our prior comment on 2 of our letter dated October 12, 2006. Please explain to us how much gift card income was recorded in operating, selling and administrative expenses for the three years included in your income statement. Further, explain your basis for netting an income item against an expense.

Response:

Gift card income based on gift card inactivity fees was $482,000, $70,000 and $0 for fiscal 2006, 2005 and 2004, respectively and was recorded in operating, selling and administrative expenses. These amounts represent 0.10%, 0.015% and 0% of net sales for fiscal years 2006, 2005 and 2004, respectively. Management believes that these amounts should not be included in the same line item as sales of merchandise and are immaterial for disclosure as a separate revenue line item on the income statement and therefore net these amounts against the related gift card expense in operating, selling and administrative expenses.

For future filings, Management will provide the proposed disclosure as follows:

A liability is established upon the purchase of a gift card. Sales revenue associated with gift cards is recognized and the liability is relieved upon the redemption of the gift card. Although gift cards have no expiration date, a remaining unused portion of the gift card liability is recognized into income based on a monthly service fee after 18 months of card inactivity. The amount of the gift card liability recognized into income is the associated gross margin that would have been recognized if the gift card had been redeemed to purchase merchandise, with the remaining portion of the liability being reclassified as an escheat liability in accrued expenses. Gift card income based on card inactivity was $482,000, $70,000 and $0 for fiscal 2006, 2005 and 2004, respectively, and is recorded as reduction in operating, selling and administrative expenses.

If you have any questions with respect to our responses, or if you would like to discuss with us any of our responses, please contact the undersigned at (205) 943-0557.

Sincerely,

Douglas G. Markham

Chief Financial Officer

Attachment

cc:	Sandra Cochran

Steven Della Rocca

Grant Thornton, LLP